UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

HOMEAWAY, INC.

(Name of Subject Company)

HOMEAWAY, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

43739Q100

(CUSIP Number of Class of Securities)

Brian H. Sharples

Chairman, President and Chief Executive Officer

HomeAway, Inc.

1011 W. Fifth Street, Suite 300

Austin, Texas 78703

(512) 684-1100

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul R. Tobias, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.

900 South Capital of Texas Hwy

Las Cimas IV, Fifth Floor

Austin, TX 78746-5546

(512) 338-5400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by HomeAway, Inc., a Delaware corporation (“HomeAway”), with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2015, relating to the exchange offer by HMS 1 Inc. (“Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Expedia, Inc., a Delaware corporation (“Expedia”), to exchange each outstanding share of common stock of HomeAway for $10.15 in cash and 0.2065 of a validly issued, fully paid and non-assessable share of common stock, $0.0001 par value per share, of Expedia, plus cash in lieu of any fractional shares in each case, without interest and less any applicable withholding taxes, as disclosed in the Tender Offer Statement on Schedule TO filed by Expedia with the SEC on November 16, 2015.

Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 8. Additional Information.

The paragraph on page 38 of the Schedule 14D-9 under the heading “Germany” is hereby amended and restated as follows:

“The purchase of HomeAway shares in the offer is subject to review by the German Federal Cartel Office (“FCO”). Pursuant to the German Act Against Restraint of Competition, the offer and the mergers may not be consummated until they have been notified to and cleared by the FCO or if the maximum periods scheduled for the implementation of a merger control proceeding have expired. Expedia filed the required notice with the FCO on November 11, 2015. On December 10, 2015, the FCO granted clearance of the offer and the mergers. With such clearance, the condition to the offer relating to the clearance under the German Act Against Restraint of Competition has been satisfied. As a result of this clearance, all regulatory approvals for the offer and mergers have been obtained.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

(a)(5)(N) Tax Summary Employee Equity Awards for Employees in Australia, Brazil, Germany, Spain, Switzerland, first used on December 9, 2015

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOMEAWAY, INC.

Date: December 10, 2015	By:	/s/ Lynn Atchison
Name: Lynn Atchison
Title: Chief Financial Officer

Exhibit Index

Exhibit Number	Description
(a)(1)(A)	Prospectus/Offer to Exchange, dated November 16, 2015 (incorporated by reference to the Form S-4 filed with the SEC by Expedia on November 16, 2015)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4 filed with the SEC by Expedia on November 16, 2015)
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)
(a)(2)*	Letter to stockholders of HomeAway, dated November 16, 2015
(a)(4)	Prospectus/Offer to Exchange, dated November 16, 2015 (incorporated by reference to the Form S-4 filed with the SEC by Expedia on November 16, 2015)
(a)(5)(A)	Investor Presentation Materials, dated November 2015, titled “Expedia Agrees to Acquire HomeAway” (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)
(a)(5)(B)	Form of Summary Advertisement (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO filed with the SEC by Offeror on November 16, 2015)
(a)(5)(C)	Joint Press Release issued by HomeAway and Expedia dated November 4, 2015 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO filed with the SEC by the Offeror on November 16, 2015)
(a)(5)(D)	Employee, customer and management Q&A, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)
(a)(5)(E)	Email sent to HomeAway employees, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)
(a)(5)(F)	Email sent to HomeAway customers, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)
(a)(5)(G)	Email sent to HomeAway employees regarding communications, first used on November 4, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 4, 2015)
(a)(5)(H)	Transcript from a conference call held by Expedia and HomeAway to discuss the transaction, dated November 4, 2015 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed with the SEC by the Offeror on November 16, 2015)
(a)(5)(I)	Email to HomeAway APAC employees, first used November 5, 2015 (incorporated by reference to Schedule 14D-9C filed with the SEC by HomeAway on November 5, 2015)
(a)(5)(J)*	Transcript of HomeAway executive interview at the November 2015 Phocuswright Conference, first used on November 18, 2015
(a)(5)(K)*	Email sent to HomeAway employees regarding equity award FAQ, first used on November 19, 2015
(a)(5)(L)*	Email sent to HomeAway employees regarding E*Trade accounts, first used on November 19, 2015
(a)(5)(M)*	Employee FAQ regarding tax treatment of equity awards, first used on December 8, 2015
(a)(5)(N)**	Tax Summary Employee Equity Awards for Employees in Australia, Brazil, Germany, Spain, Switzerland, first used on December 9, 2015
(e)(1)	Agreement and Plan of Reorganization, dated November 4, 2015, by and among Expedia, the Offeror and HomeAway (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by HomeAway on November 5, 2015)
(e)(2)	Form of Indemnification Agreement between HomeAway and each of its directors and officers (incorporated by reference to Exhibit 10.1B to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(3)	Amended and Restated Bylaws of HomeAway (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(4)	Amended and Restated Certificate of Incorporation of HomeAway (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)

(e)(5)	2004 Stock Plan, as amended (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(6)	Form of Stock Option Agreement for 2004 Stock Plan effective for grants made prior to April 3, 2009 (incorporated by reference to Exhibit 10.3A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(7)	Form of Stock Option Agreement for 2004 Stock Plan effective for grants made after April 3, 2009 (incorporated by reference to Exhibit 10.3B to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(8)	Form of Restricted Stock Agreement for 2004 Stock Plan (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(9)	The HomeAway, Inc. Nonstatutory Share Option Plan (UK NSO Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(10)	The WVR Group, Inc. 2005 UK Enterprise Management Incentive Plan (UK EMI Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(11)	Form of Stock Option Agreement for 2004 Stock Plan (UK EMI Sub-Plan) (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(12)	Incentive Plan for the Management of the German Subsidiary of the WVR Group, Inc. (German Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(13)	Form of Stock Option Agreement for 2004 Stock Plan (German Sub-Plan) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(14)	Addendum to 2004 Stock Plan containing terms and conditions for French option grants (French Sub-Plan under 2004 Stock Plan) (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(15)	Form of Stock Option Agreement for 2004 Stock Plan (French Sub-Plan) (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(16)	2005 Stock Plan, as amended (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(17)	Form of Stock Option Agreement, as amended, for 2005 Stock Plan (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(18)	2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(19)	2011 Equity Incentive Plan French Sub-Plan (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)
(e)(20)	UK Schedule to the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)
(e)(21)	Form of Stock Option Award Agreement approved for use under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(22)	Form of Stock Option Award Agreement approved for use in France under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)
(e)(23)	Form of Option Certificate approved for use under Part A of the UK Schedule of the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)

(e)(24)	Form of Restricted Stock Unit Award Agreement approved for use under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 17 to the Annual Report on Form 10-K for the period ended December 31, 2011 filed with the SEC by HomeAway on March 29, 2012)
(e)(25)	Form of Restricted Stock Unit Award Agreement approved for use in France under the 2011 Equity Incentive Plan (incorporated by reference to Exhibit 10.22 to the Annual Report on Form 10-K for the period ended December 31, 2013 filed with the SEC by HomeAway on February 26, 2014)
(e)(26)	Executive Employment Agreement between the Registrant and Brian H. Sharples dated February 1, 2005 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(27)	Amendment to Executive Employment Agreement between the Registrant and Brian H. Sharples dated December 29, 2010 (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(28)	Executive Employment Agreement between the Registrant and Brian H. Sharples dated May 27, 2011 (incorporated by reference to Exhibit 10.17A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(29)	Amendment to Executive Employment Agreement between the Registrant and Brian H. Sharples dated October 14, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)
(e)(30)	Offer Letter between the Registrant and Lynn Atchison dated August 4, 2006 (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(31)	Executive Employment Agreement between the Registrant and Lynn Atchison dated May 27, 2011 (incorporated by reference to Exhibit 10.18A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(32)	Amendment to Executive Employment Agreement between the Registrant and Lynn Atchison dated October 14, 2014 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)
(e)(33)	Offer Letter between the Registrant and Carl G. Shepherd dated January 22, 2005 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(34)	Executive Employment Agreement between the Registrant and Carl G. Shepherd dated May 27, 2011 (incorporated by reference to Exhibit 10.19A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(35)	Amendment to Executive Employment Agreement between the Registrant and Carl G. Shepherd dated October 14, 2014 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)
(e)(36)	Offer Letter between the Registrant and Thomas Hale dated June 14, 2010 (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(37)	Amendment to Offer Letter between the Registrant and Thomas Hale dated December 29, 2010 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(38)	Executive Employment Agreement between the Registrant and Thomas Hale dated May 27, 2011 (incorporated by reference to Exhibit 10.21A to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(39)	Amendment to Executive Employment Agreement between the Registrant and Thomas E. Hale dated October 14, 2014 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the SEC by HomeAway on October 16, 2014)
(e)(40)	Offer Letter between the Registrant and Mariano Dima dated June 25, 2014 (incorporated by reference to Exhibit 43 to the Annual Report on Form 10-K for the period ended December 31, 2014 filed with the SEC by HomeAway on February 25, 2015)

(e)(41)	Executive Employment Agreement between the Registrant and Mariano Dima dated July 14, 2014 (incorporated by reference to Exhibit 44 to the Annual Report on Form 10-K for the period ended December 31, 2014 filed with the SEC by HomeAway on February 25, 2015)
(e)(42)	2011 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.24 to the Registration Statement on Form S-1 filed with the SEC by HomeAway, as declared effective by the SEC on June 28, 2011)
(e)(43)	2012 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on March 29, 2012)
(e)(44)	2013 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on March 8, 2013)
(e)(45)	2014 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by HomeAway on May 2, 2014)
(e)(46)	2015 Executive Officer Performance Bonus Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by HomeAway on April 23, 2015)
(e)(47)	Executive Employment Agreement between the Registrant and Melissa Frugé dated October 1, 2015 (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by HomeAway on November 6, 2015)
(e)(48)	Form of Restricted Stock Agreement approved for use under the 2011 Equity Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by HomeAway on August 5, 2015)
(e)(49)	Form of Restricted Stock Agreement (UK Form) approved for use under the 2011 Equity Incentive Plan (incorporated by reference to the Quarterly Report on Form 10-Q filed with the SEC by HomeAway on August 5, 2015)

* Previously filed.

** Filed herewith.